UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.)1

Nabi Biopharmaceuticals
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

629519109
(CUSIP Number)

Jonathan M. Couchman
Xstelos Holdings, Inc.
630 Fifth Avenue, Suite 2260
New York, New York 10020
(201) 934-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 629519109

1	NAME OF REPORTING PERSONS XSTELOS HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,166,347
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,166,347
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,166,347
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 629519109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $.10 (the “Shares”) of Nabi Biopharmaceuticals (the “Issuer”).  The address of the principal executive offices of the Issuer is 12270 Wilkins Avenue, Rockville, MD 20852.

Item 2.	Identity and Background.

(a)           This statement is filed by Xstelos Holdings, Inc., a Delaware corporation (“Xstelos” or the “Reporting Person”).

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the directors and executive officer of Xstelos.  To the best of the Reporting Person’s knowledge, except as otherwise set forth herein, none of the persons or entities listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The principal business address of Xstelos is 630 Fifth Avenue, Suite 2260, New York, New York 10020.

(c)           Xstelos is a holding company.

(d)           Neither the Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Neither the Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the individuals who are listed on Schedule A are citizens of the United States of America.  Xstelos is a Delaware corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 2,166,347 Shares directly owned by Xstelos is approximately $3,957,165, including brokerage commissions.  Such securities were acquired with the working capital of Xstelos.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the securities of the Issuer based on its belief that the securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase of additional securities desirable, the Reporting Person may endeavor to increase its position in the Issuer through, among other things, the purchase of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

CUSIP NO. 629519109

On October 16, 2012, Xstelos delivered a letter to the Issuer expressing its belief that the proposed merger between Biota Holdings Limited and the Issuer (the “Transaction”) undervalues the Issuer and that that stockholders of the Issuer would not receive full and fair value for their investment in the Issuer if the Transaction were to be completed.  For these reasons, Xstelos intends to vote against the Transaction.  Xstelos believes that if the Transaction is not approved by stockholders, the Issuer should, among other things, immediately return substantially all of its cash to stockholders through a dividend or other distribution.  A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Person intends to review its investment in the Issuer on a continuing basis and engage in discussions with management, the Board of Directors (the “Board”) and shareholders of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of its securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 28,328,034 Shares outstanding, which is the total number of Shares outstanding as of August 3, 2012 as reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on August 7, 2012.

As of the close of business on October 16, 2012, Xstelos owned directly 2,166,347 Shares, constituting approximately 7.6% of the Shares outstanding.

(b)           The Reporting Person has sole power to vote and dispose of the Shares reported in this Schedule 13D owned directly by it.

(c)           There have been no transactions in securities of the Issuer by the Reporting Person during the past 60 days.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP NO. 629519109

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter from Xstelos Holdings, Inc. to Nabi Biopharmaceuticals dated October 16, 2012.

CUSIP NO. 629519109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2012	XSTELOS HOLDINGS, INC.

	By:	/s/ Jonathan M. Couchman
Jonathan M. Couchman President, Chief Executive Officer and Chief Financial Officer

CUSIP NO. 629519109

SCHEDULE A

Director and Executive Officers of Xstelos Holdings, Inc.

Name and Position	Present Principal Occupation	Business Address

Jonathan M. Couchman President, Chief Executive Officer, Chief Financial Officer and Director	President, Chief Executive Officer and Chief Financial Officer of Xstelos Holdings, Inc.	c/o Xstelos Holdings, Inc. 630 Fifth Avenue, Suite 2260 New York, New York 10020

Steven D. Scheiwe Director	President of Ontrac Advisors, Inc., which provides analysis and business management services to public and private entities	c/o Xstelos Holdings, Inc. 630 Fifth Avenue, Suite 2260 New York, New York 10020

Adam W. Finerman, Director	Partner with the law firm of Olshan Frome Wolosky LLP	c/o Xstelos Holdings, Inc. 630 Fifth Avenue, Suite 2260 New York, New York 10020